# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Consensus Cloud Solutions, Inc., CIK 0001866633
CUSIP: 20848V105
Title of class of securities: Common Equity
Address of issuer's principal executive offices: 700 S. FLOWER STREET, LEGAL DEPT - 15TH FLOOR, LOS ANGELES, California (CA), 90017
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001842149

## Reporting persons
- Heron Bay Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 2,112,806; sole dispositive power 2,112,806; shared dispositive power 0; aggregate amount beneficially owned 2,112,806 (11.1% of the class)

## Item 1. Issuer
Name of issuer: Consensus Cloud Solutions, Inc.
Address of issuer's principal executive offices: 700 S. FLOWER STREET, LEGAL DEPT - 15TH FLOOR, LOS ANGELES, CALIFORNIA, 90017

## Item 2. Person Filing
Name of person filing: Heron Bay Capital Management, LLC
Address of principal business office or, if none, residence:
40701 Woodward Ave, Suite 104
Bloomfield Hills, Michigan 48304
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,112,806
Percent of class: 11.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,112,806
Sole power to dispose or to direct the disposition: 2,112,806
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Heron Bay Capital Management: Kevin Kuhl, Chief Compliance Officer (03/26/2026)